UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended September 30, 2007
Commission File Number — 001-32945
WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)
Gate 4, Godrej & Boyce Complex,
Pirojshanagar, Vikroli(W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b):
Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No: 333-136168).
Conventions used in this Report
In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$” or “dollars” or “US dollars” are to the legal currency of the US and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. References to “GBP” or “pounds sterling” or “£” are to the legal currency of the UK and references to “EUR” or “€ ” are to Euros. References to “pence” are to the legal currency of Jersey, Channel Islands. Our financial statements are presented in US dollars and are prepared in accordance with US generally accepted accounting principles, or US GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP measure that is calculated as revenue less payments to automobile repair centers and more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP.

Special note regarding forward looking statements
This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:
•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to attract and retain clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process outsourcing industry;

•	political or economic instability in India, Sri Lanka and Jersey;

•	worldwide economic and business conditions; and

•	our ability to successfully consummate strategic acquisitions.
These and other factors are more fully discussed in our other filings with the Securities and Exchange Commission, or the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2007. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I — FINANCIAL INFORMATION
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of	As of
	September 30,	March 31,
	2007	2007
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$96,615	$112,340
Bank deposits	—	12,000
Accounts receivable, net of allowance of $1,741 and $364, respectively	47,356	40,592
Funds held for clients	6,097	6,589
Employee receivable	1,452	1,289
Prepaid expenses	3,637	2,162
Prepaid income taxes	2,647	3,225
Deferred tax assets	744	701
Other current assets	7,455	4,524

Total current assets	166,003	183,422

Goodwill	54,279	37,356
Intangible assets, net	9,172	7,091
Property and equipment, net	53,016	41,830
Deposits	7,398	3,081
Deferred tax assets	7,037	3,101

TOTAL ASSETS	$296,905	$275,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$18,180	$18,751
Accrued employee costs	20,525	18,492
Deferred revenue — current	7,319	9,827
Income taxes payable	2,139	88
Obligations under capital leases — current	6	13
Deferred tax liabilities	225	—
Other current liabilities	24,926	16,239

Total current liabilities	73,320	63,410

Deferred revenue — non current	4,169	5,051
Deferred rent	858	1,098
Accrued pension liability	1,211	771
Deferred tax liabilities — non current	2,280	23

Shareholders’ equity:
Ordinary shares, $0.16 (£0.10) par value; Authorized 50,000,000 shares
Issued and outstanding: 42,066,106 and 41,842,879 shares, respectively	6,564	6,519
Additional paid-in-capital	160,792	154,952
Ordinary shares subscribed, nil and 30,022 shares, respectively	—	137
Retained earnings	27,324	30,685
Accumulated other comprehensive income	20,387	13,235

Total shareholders’ equity	215,067	205,528

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$296,905	$275,881

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(Amounts in thousands, except per share data)

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenue
Third parties	$114,679	$84,856	$226,487	$133,905
Related parties	899	1,734	1,614	5,711

	115,578	86,590	228,101	139,616
Cost of revenue	92,468	67,337	182,674	104,767

Gross profit	23,110	19,253	45,427	34,849
Operating expenses
Selling, general and administrative expenses	18,782	12,076	33,504	22,207
Amortization of intangible assets	479	480	1,308	951
Impairment of goodwill and intangible assets	15,465	—	15,465	—

Operating (loss) income	(11,616)	6,697	(4,850)	11,691
Other income (expense), net	2,222	(48)	4,908	(81)
Interest expense	—	(68)	—	(101)

(Loss) income before income taxes	(9,394)	6,581	58	11,509
Provision for income taxes	(1,060)	(557)	(2,073)	(892)

Net (loss) income	$(10,454)	$6,024	$(2,015)	$10,617

Basic (loss) income per share	$(0.25)	$0.16	$(0.05)	$0.29
Diluted (loss) income per share	$(0.25)	$0.15	$(0.05)	$0.27
See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(Amounts in thousands)

	Six months ended
	September 30,
	2007	2006

Cash flows from operating activities
Net cash provided by operating activities	$15,452	$7,862

Cash flows from investing activities
Acquisitions, net of cash received	(34,714)	(795)
Purchase of property and equipment	(14,340)	(16,414)
Proceeds from sale of assets, net	65	42
Transfer of delivery centre to AVIVA	1,570	—
Bank deposit	12,000	—

Net cash used in investing activities	(35,419)	(17,167)

Cash flows from financing activities
Proceeds from exercise of stock options	1,205	726
Excess tax benefits from share-based compensation	1,270	814
Proceeds from initial public offering (“IPO”), net of expense	—	80,697
IPO expenses	(150)	—
Principal payments under capital leases	(7)	(123)

Net cash provided by financing activities	2,318	82,114

Effect of exchange rate changes on cash and cash equivalents	1,924	880

Net change in cash and cash equivalents	(15,725)	73,689
Cash and cash equivalents at beginning of period	112,340	18,549

Cash and cash equivalents at end of period	$96,615	$92,238

See accompanying notes.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)
1. Basis of presentation
The accompanying unaudited condensed consolidated financial statements of WNS (Holdings) Limited (the “Company” or “WNS”) have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions of Rule 10-01 of Regulation S-X. Accordingly, they do not include all information and footnotes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending March 31, 2008.
The balance sheet at March 31, 2007 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto of WNS (Holdings) Limited for the year ended March 31, 2007, except for the adoption of the Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as discussed in Note 3.
2. Acquisitions
Marketics Technologies (India) Private Limited
On May 8, 2007, the Company completed the acquisition of Marketics Technologies (India) Private Limited (“Marketics”), a provider of offshore analytics services. This acquisition strengthened the Company’s position in this line of business. Among other things, with this acquisition the Company acquired expertise in offshore analytics, a fast-growing area of the business process outsourcing (“BPO”) business, which enabled the Company to gain access to a few prominent clients in the United States. The Company has accounted for this acquisition from May 1, 2007.
The consideration for the acquisition was an initial cash payment of $30,000 plus direct transaction costs of $1,400. The consideration also includes a contingent earn-out payment of up to $35,000 payable in July 2008 based on the performance and results of the operations of Marketics for the fiscal year ending March 31, 2008 and will be recorded as additional purchase consideration upon determination of the amount payable. The initial cash payment of $30,000 was made in May 2007, of which $2,500 is in escrow to be paid out to the selling shareholders along with the contingent earn-out payment.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)
The Company acquired 75.1% of the equity shares of Marketics and the remaining 24.9% has been kept in escrow to be transferred to the Company upon payment of the contingent earn-out payment. The Company has accounted for 100% of the operations from May 1, 2007 as there are no likely conditions that would preclude the transfer of shares held in escrow. The payment of contingent consideration is the only event required to effect the transfer of the remaining shares, which is entirely within the control of the Company.
The total estimated cost of acquisition has been allocated to the assets acquired and liabilities assumed based on a preliminary determination of their fair value. The following table summarizes the preliminary allocation:

Amount
Cash	$1,834
Accounts receivable	1,870
Unbilled receivable	261
Other assets	562
Property and equipment	190
Intangible (customer relationships)	8,960
Goodwill	20,752
Current liabilities	(1,170)
Deferred tax liability	(1,859)

Total purchase consideration	$31,400

The Company has not disclosed pro forma information because the revenue and net income of Marketics is not material to the revenue and net income of the Company for the six months ended September 30, 2007 and 2006.
Flovate Technologies Limited
On June 11, 2007, the Company acquired the entire share capital of Flovate Technologies Limited (“Flovate”), of which the CEO of a division of a UK subsidiary of the Company was a majority shareholder, for total cash consideration of $6,159 including $221 of transaction costs.
The Company has accounted for this acquisition beginning from June 1, 2007. Flovate is a software company and the auto claims handling software of Flovate is used by the Company in its auto claims business in the UK.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)
The Company has also paid $1,384 held in escrow to be released to the selling shareholders of Flovate by June 2008 upon the software acquired being upgraded as specified in the purchase agreement. Upon such payment, the Company will record the amount paid as additional cost of the software.
The total purchase consideration has been allocated based on a preliminary determination of their fair value as customer relationship intangible of $652, software of $1,839 and net tangible assets of $342 with the residual allocated to goodwill of $3,326.
3. Adoption of FIN 48
Effective April 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for income taxes” and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the Company recognized a $1,346 increase in the liability for unrecognized tax obligations related to tax positions taken in prior periods. This increase was accounted for as an adjustment to retained earnings in accordance with the provisions of FIN 48.
The Company continues to record penalties and interest on tax obligations as income tax expense. As of September 30, 2007, the Company has accrued $284 towards the payment of such interest. For the six months ended September 30, 2007, $12 has been charged as interest cost to the income statement.
The total unrecognized tax benefits as on September 30, 2007 were $12,164. If this unrecognized tax benefit is recognized, the effective tax rate of the Company would be significantly lower for the period in which it will be recognized.
As of September 30, 2007, no material changes have occurred in the Company’s uncertain tax positions since the adoption of FIN 48 on April 1, 2007.
The three major tax jurisdictions of the Company are India, UK and US. The tax return of a subsidiary of the Company in India for the financial year 2004-05 is under examination by Government agencies.
4. Stock-based compensation
During the three and six months ended September 30, 2007 and 2006, the fair value of stock awards was estimated at the date of grant using the assumptions as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2006	2007	2006

Expected life (in years)	3.5 years	6 years	3.5 years	6 years
Risk free interest rate	4.6%	5.0%	4.7%	5.0%
Volatility	29.0%	48.9%	29.9%	48.9%
Dividend yield	0%	0%	0%	0%

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)
The expected life of options till March 31, 2007 was based on the mid-point of the vesting and the contracted term of the options. Effective April 1, 2007, the expected term is based on the Company’s historic exercise pattern because the Company now believes that such historical patterns are more representative of the expected life of the options. The volatility is calculated based on the historic volatility of similar public companies for the expected term of the options. The risk free rate is based on the United States treasury instrument.
The change in the expected term of the options has resulted in lower stock compensation charge of approximately $200 for the six months period ended September 30, 2007.
In May 2007, the Indian government extended its Fringe Benefit Tax (“FBT”) to include stock options issued to employees in India. Under the new legislation, on exercise of an option, employers are responsible for a tax equal to the intrinsic value of an option at its vesting date multiplied by the applicable tax rate. The employer can seek reimbursement of the tax from the employee, but cannot transfer the obligation to the employee. The Company intends to recover the FBT from certain employee option holders. The recovery of FBT from such employee option holders did not result in additional stock compensation.
The FBT on options payable to the government of India are recorded as an operating expense and the recovery of the FBT on options from the employees is treated as additional exercise price and recorded in shareholders’ equity. The options issued subsequent to the introduction of the FBT are fair valued after considering the FBT as an additional component of the exercise price at the grant date.
A notification dated October 23, 2007 was issued by the government of India to clarify the valuation and calculation of the FBT. However, it is uncertain from the notification and the related terms used therein whether or not the FBT on stock options is applicable to those companies not registered under the Indian Companies Act, 1956. The Company is not registered under the Indian Companies Act of 1956.
Through September 30, 2007, the Company has recorded the FBT as an operating expense which is due to be remitted on December 15, 2007. As a result of the uncertainty, the Company with the assistance of legal counsel is in the process of interpreting and evaluating the applicability of the notification with respect to stock options it has granted. In the event the Company concludes that the notification more likely than not does not apply to the stock options it has granted, it would result in a reversal of the FBT recorded as on operating expense.
Share-based compensation expense during the three and six months ended September 30, 2007 and 2006 are as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2006	2007	2006

Share-based compensation recorded in
— Cost of revenue	$743	$153	$1,259	$153
— Selling, general and administrative expenses	1,175	757	2,164	969

Total share-based compensation expense	1,918	910	3,423	1,122
Estimated income tax benefit	(527)	(163)	(940)	(163)

Share-based compensation expense, net of estimated taxes	$1,391	$747	$2,483	$959

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)
5. Loss of client
During the three months ended September 30, 2007, one of WNS’ clients, First Magnus Financial Corporation (“FMFC”), a US mortgage service company, informed WNS that the prevailing business relationship between the two entities will be terminated with immediate effect from August 16, 2007 as FMFC has filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. With the acquisition of Trinity Partners in November 2005, WNS significantly increased its presence in the mortgage industry. FMFC and its associated companies comprise the bulk of customers acquired in connection with the acquisition. In addition, the US mortgage market today continues to be difficult, weak and uncertain and therefore WNS’ other mortgage clients have also scaled down their existing operations with the Company. The Company is uncertain when this market will rebound. As a result of these indicators of impairment, the Company has tested the related goodwill and intangible assets for impairment and concluded that such goodwill and intangibles acquired in the purchase of Trinity Partners are impaired. Accordingly, the Company has recorded an impairment charge of $9,106 for the goodwill and $6,359 for the intangibles.
The Company has also recorded a provision for doubtful account of $1,398 for accounts receivable from FMFC for services rendered to FMFC through June 2007. In view of the current uncertainty about the collectability of the amounts due for the services rendered to FMFC after June 30, 2007, the Company has not recognized revenue for service rendered after June 30, 2007 through the date of termination of its contract with FMFC on August 16, 2007. Contractually, the Company was entitled to certain annual minimum amounts as well as contract termination fees for which it is in the process of filing a claim with a US bankruptcy court.
The revenue earned from this client for the year ended March 31, 2007 and the three months ended June 30, 2007 was approximately $15,030 and $4,188, respectively. We expect the loss of revenue from FMFC to materially reduce our revenue.
6. Comprehensive income
Components of comprehensive income for the three and six month periods ended September 30, 2007 and 2006 are as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2006	2007	2006

Net (loss) income	$(10,454)	$6,024	$(2,015)	$10,617
Cumulative translation adjustment	3,603	1,754	7,166	1,990
Change in fair value of cash flow hedges	(529)	784	196	225
Unrecognized actuarial loss on pension liability	(93)	—	(210)	—

Comprehensive (loss) income	$(7,473)	$8,562	$5,137	$12,832

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)
7. Capital structure
The following table sets forth the movement of the number of ordinary shares:

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2006	2007	2006

Shares outstanding at the beginning of the period	41,906,477	35,328,173	41,842,879	35,321,511
Shares issued in initial public offering	—	4,473,684	—	4,473,684
Shares issued upon exercise of options	159,629	116,475	223,227	123,137

Shares outstanding at the end of the period	42,066,106	39,918,332	42,066,106	39,918,332

8. (Loss) income per share
The following table sets forth the computation of basic and diluted net (loss) income per share:

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2006	2007	2006

Numerator:
Net (loss) income	$(10,454)	$6,024	$(2,015)	$10,617
Denominator:
Basic weighted average ordinary shares outstanding	41,993,891	38,372,397	41,941,644	36,805,243
Dilutive impact of equivalent stock options outstanding	—	2,720,649	—	2,715,801

Diluted weighted average ordinary shares outstanding	41,993,891	41,093,046	41,941,644	39,521,044

The Company computes net (loss) income per share in accordance with SFAS No. 128, “Earnings Per Share”. The computation of net (loss) income per ordinary share was determined by dividing net (loss) income by the weighted average ordinary shares outstanding during the respective periods. The potentially dilutive shares, consisting of outstanding options on ordinary shares, have not been included in the computation of diluted net loss per share, or in the weighted average shares outstanding, as the result would be anti-dilutive.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)
9. Retirement benefits
Defined Contribution Plan
The following table sets forth the Company’s contribution to defined contribution plans:

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2006	2007	2006

Provident fund — India	$1,271	$741	$2,440	$1,423
Pension scheme — UK	127	151	258	274
401(k) Plan — US	137	115	257	226

	$1,535	$1,007	$2,955	$1,923

Defined benefit plan — gratuity
The following table sets forth the net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India and Sri Lanka.

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2006	2007	2006

Net periodic gratuity cost
Service cost	$120	$84	$243	$189
Interest cost	28	13	58	26
Expected return on plan asset	(10)	(9)	(19)	(17)
Recognized net actuarial loss	3	9	5	17

Net periodic gratuity cost for the period	$141	$97	$287	$215

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)
10. Segments
The Company uses revenue less repair payments as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.
Segmental information for the three and six month periods ended September 30, 2007 and 2006 are as follows:

	Three months ended September 30, 2007
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total

Revenue from external customers	$64,575	$51,003	—	$115,578

Segmental revenue	$64,812	$51,003	$(237)	$115,578
Payments to repair centers	—	43,843	—	43,843

Revenue less repair payments	64,812	7,160	(237)	71,735

Depreciation	3,959	541	—	4,500
Other costs	57,529	3,697	(237)	60,989

Segment operating income	3,324	2,922	—	6,246
Unallocated share-based compensation expense				(1,918)
Amortization of intangible assets				(479)
Impairment of goodwill and intangible assets				(15,465)
Other income				2,222

(Loss) before income taxes				(9,394)
Provision for income taxes				(1,060)

Net (loss)				$(10,454)

Capital expenditure	$8,926	$21	—	$8,947

Segment assets, net of eliminations as at September 30, 2007	$219,783	$77,122	—	$296,905

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)

	Three months ended September 30, 2006
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total

Revenue from external customers	$46,107	$40,483	—	$86,590

Segmental revenue	$46,511	$40,483	$(404)	$86,590
Payments to repair centers	—	33,626	—	33,626

Revenue less repair payments	46,511	6,857	(404)	52,964

Depreciation	2,890	597	—	3,487
Other costs	36,582	5,212	(404)	41,390

Segment operating income	7,039	1,048	—	8,087
Unallocated share-based compensation expense				(910)
Amortization of intangible assets				(480)
Other expense, net				(48)
Interest expense				(68)

Income before income taxes				6,581
Provision for income taxes				(557)

Net income				$6,024

Capital expenditure	$7,035	$365	—	$7,400

Segment assets, net of eliminations as at September 30, 2006	$176,449	$57,073	—	$233,522

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)

	Six months ended September 30, 2007
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total

Revenue from external customers	$127,461	$100,640	—	$228,101

Segmental revenue	$127,943	$100,640	$(482)	$228,101
Payments to repair centers	—	86,593	—	86,593

Revenue less repair payments	127,943	14,047	(482)	141,508

Depreciation	7,924	947	—	8,871
Other costs	110,796	6,977	(482)	117,291

Segment operating income	9,223	6,123	—	15,346
Unallocated share-based compensation expense				(3,423)
Amortization of intangible assets				(1,308)
Impairment of goodwill and intangible assets				(15,465)
Other income				4,908

Income before income taxes				58
Provision for income taxes				(2,073)

Net (loss)				$(2,015)

Capital expenditure	$12,467	$1,873	—	$14,340

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)

	Six months ended September 30, 2006
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total

Revenue from external customers	$86,288	$53,328	—	$139,616

Segmental revenue	$87,120	$53,328	$(832)	$139,616
Payments to repair centers	—	41,143	—	41,143

Revenue less repair payments	87,120	12,185	(832)	98,473

Depreciation	5,640	1,090	—	6,730
Other costs	69,445	9,366	(832)	77,979

Segment operating income	12,035	1,729	—	13,764
Unallocated share-based compensation expense				(1,122)
Amortization of intangible assets				(951)
Other income				(81)
Interest expense				(101)

Income before income taxes				11,509
Provision for income taxes				(892)

Net income				$10,617

Capital expenditure	$14,324	$2,090	—	$16,414

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)
11. Other income (expense), net
Components of other income (expense) for the three and six month periods ended September 30, 2007 and 2006 are as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2006	2007	2006

Interest income	$1,174	$820	$2,498	$909
Foreign exchange gain (loss), net	948	(964)	2,220	(1,139)
Other income	100	96	190	149

	$2,222	$(48)	$4,908	$(81)

12. Recent accounting pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance for the determination of fair value, and establishes a fair value hierarchy for assessing the sources of information used in fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on April 1, 2008. The Company is currently evaluating the adoption of this pronouncement on its consolidated financial statements.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands, except share and per share data)
13. Transfer of Delivery Centre to AVIVA
Sri Lanka Delivery Centre
WNS had established a wholly owned subsidiary, WNS Customer Solutions Private Limited Sri Lanka (“WNS CS”), in June 2004 to provide BPO services exclusively to AVIVA. As a part of the business arrangement with AVIVA, WNS had granted an option to AVIVA to purchase the shares of WNS CS from WNS at the net asset value of WNS CS as on the date of transfer of such WNS CS shares. AVIVA exercised the option on January 1, 2007. The transfer of shares of WNS CS was completed on July 2, 2007 for a consideration of the net asset value of WNS CS as of July 2, 2007 which has been determined to be equal to $2,068. There was no gain or loss recorded by the Company on transfer of the business to AVIVA.
WNS CS contributed revenue of $6,601 and pre-tax profit of $1,033 for the year ended March 31, 2007 and revenue of $1,981 and pre-tax profit of $116 for the three months ended June 30, 2007.
Ntrance Delivery Centre
WNS had established a wholly owned subsidiary, Ntrance Customer Services Private Limited (“Ntrance”), in February 2004 dedicated to providing BPO services exclusively to AVIVA. Ntrance is based in Pune, India. As a part of the business arrangement with AVIVA, WNS granted an option to AVIVA to purchase the shares of Ntrance from WNS at the net asset value of Ntrance as on the date of transfer of the Pune facility and its resources and operations to AVIVA. This option was exercisable by AVIVA at any time on or after July 1, 2007 with the effective date of transfer not being earlier than January 1, 2008.
On September 10, 2007, WNS entered into another agreement with AVIVA to amend the existing terms of exercise of AVIVA’s option. Pursuant to this amendment, the earliest date of exercise of the option has been extended to January 1, 2008, with the effective date of transfer not being earlier than April 2, 2008. The Company does not expect a material gain or loss arising from the transfer of this business to AVIVA except for the unrealized foreign currency translation adjustment included in accumulated other comprehensive income that will be realized at the time of transfer.
Ntrance contributed revenues of $18,257 and $10,779 for the year ended March 31, 2007 and six months ended September 30, 2007, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2007. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”
Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services to our clients, which are typically companies located in Europe and North America.
Although we usually enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process outsourcing is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a clients’ relationship with us.
Our revenue is generated primarily from providing business process outsourcing services. We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment we provide claims handling and accident management services, where we arrange for automobile repairs through a network of third party repair centers. In our accident management services, we act as the principal in our dealings with the third party repair centers and our clients. The amounts we invoice to our clients for payments made by us to third party repair centers is reported as revenue. Since we wholly subcontract the repairs to the repair centers, we evaluate our financial performance based on revenue less repair payments to third party repair centers which is a non-GAAP measure. We believe that revenue less repair payments reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2006	2007	2006
	(US dollars in millions)
Revenue	$115.6	$86.6	$228.1	$139.6
Less: Payments to repair centers	43.9	33.6	86.6	41.1

Revenue less repair payments	71.7	53.0	141.5	98.5

Revenue
We generate revenue by providing business process outsourcing services to our clients. For the three months ended September 30, 2007, our revenue was $115.6 million as compared to $86.6 million for the three months ended September 30, 2006, representing an increase of 33.5%. Our revenue less repair payments was $71.7 million for the three months ended September 30, 2007 as compared to $53.0 million for the three months ended September 30, 2006, representing an increase of 35.4%.
For the six months ended September 30, 2007, our revenue was $228.1 million as compared to $139.6 million for the six months ended September 30, 2006, representing an increase of 63.4%. Our revenue less repair payments was $141.5 million for the six months ended September 30, 2007 as compared to $98.5 million for the six months ended September 30, 2006, representing an increase of 43.7%. We have been successful in adding new clients who are diversified across industries and geographies to our existing large client base.
Our Contracts
We provide our services under contracts with our clients, the majority of which have terms ranging between three and five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with notice periods ranging from three to six months. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.
Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.
When we are engaged by a client, we typically transfer that clients’ processes to our delivery centers over a two to six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.
In the WNS Global BPO segment, we charge for our services primarily based on three pricing models — per full-time-equivalent; per transaction; or cost-plus — as follows:
•	per full-time equivalent arrangements typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

•	per transaction arrangements typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed); and

•	cost-plus arrangements typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.
Our prior contract with one of our major clients, British Airways, expired in March 2007. In July 2006, we entered into a definitive contract with British Airways to replace the prior contract. The new contract will expire in May 2012. Under the new contract the parties have agreed to change the basis of pricing for a portion of the contracted services over a transition period from a “per full time equivalent basis” to a “per unit transaction basis.” This change has had the effect of reducing the amount of revenue that we receive under this contract for the same level of services. The change to a “per unit transaction price” basis allows us to share benefits from increases in efficiency in performing services under this contract.

Our contracts with another major client, AVIVA, grant AVIVA the option to require us to transfer our facilities at Sri Lanka and Pune to this client. On January 1, 2007, AVIVA exercised its call option requiring us to transfer the Sri Lanka facility to AVIVA effective July 2, 2007. Effective July 2, 2007, we have transferred the Sri Lanka facility to AVIVA. For fiscal 2007, 2006 and 2005, the Sri Lanka facility accounted for 1.9%, 3.3% and 1.1% of our revenue, respectively, and 3.0%, 4.5% and 1.7% of our revenue less repair payments, respectively. For the three months ended June 30, 2007 and 2006, the Sri Lanka facility accounted for 1.8% and 2.7% of our revenue, respectively, and 2.8% and 3.1% of our revenue less repair payments, respectively. The Sri Lanka facility was transferred at book value and did not result in a gain or loss. AVIVA may give us notice to exercise its call option regarding the Pune facility at any time on or after January 1, 2008. If the option to transfer the Pune facility is exercised, we will be required to transfer the AVIVA Pune facility to AVIVA on or after April 1, 2008 and we would lose all revenue from AVIVA. For fiscal 2007, 2006 and 2005, the Pune facility accounted for 5.2%, 6.5% and 5.1% of our revenue, respectively, and 8.3%, 8.8% and 8.4% of our revenue less repair payments, respectively. For the six months ended September 30, 2007 and 2006, the Pune facility accounted for 4.7% and 6.1% of our revenue, respectively, and 7.6% and 8.6% of our revenue less repair payments, respectively. See “Part II — Other Information. Risk Factors — Risks Related to Our Business — We may lose some or all of the revenue generated by one of our major clients.”
First Magnus Financial Corporation (“FMFC”), a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners, which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For fiscal 2007, FMFC accounted for 4.3% and 6.8% of our revenue and revenue less repair payments, respectively. For the three months ended June 30, 2007 and 2006, FMFC accounted for 3.7% and 6.5% of our revenue, and 6.0% and 7.5% of our revenue less repair payments, respectively. We expect the loss of revenue from FMFC to materially reduce our revenue. Contractually, the Company was entitled to certain annual minimum amount as well as contract termination fees for which it is in the process of filing a claim with a US bankruptcy court.
A small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients. In our WNS Auto Claims BPO segment, we earn revenue from claims handling and accident management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile accident management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. Overall, we believe that we have established a sustainable business model which offers revenue visibility over a substantial portion of our business. We have done so by:
•	developing a broad client base which has resulted in limited reliance on any particular client;

•	seeking to balance our revenue base by targeting industries that offer significant offshore outsourcing potential;

•	addressing the largest markets for offshore business process outsourcing services, which provide geographic diversity across our client base; and

•	focusing our service mix on diverse data, voice and analytical processes, resulting in enhanced client retention.
Expenses
The majority of our expense is comprised of cost of revenue and operating expenses. The key components of our cost of revenue are payments to repair centers, employee costs and infrastructure-related costs. Our operating expenses include selling, general and administrative expenses, or SG&A, and amortization of intangible assets. Our non-operating expenses include interest expenses, other income and other expenses.
Cost of Revenue
Our WNS Auto Claims BPO segment includes automobile accident management services, where we arrange for repairs through a network of repair centers. The value of these payments in any given period is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.

Employee costs are also a significant component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention.
Our infrastructure costs are comprised of depreciation, lease rentals, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.
SG&A Expenses
Our SG&A expenses are primarily comprised of corporate employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses, and other general expenses not related to cost of revenue.
Amortization of Intangible Assets
Amortization of intangible assets is associated with our acquisitions of Trinity Partners in November 2005 (see discussion regarding FMFC under note 5 of our unaudited condensed consolidated financial statements included elsewhere in this report), Marketics Technologies (India) Private Limited, or Marketics, in May 2007 and Flovate Technologies Limited, or Flovate, in June 2007.
Other Income (Expense), Net
Other income (expense), net is comprised of interest expenses, interest income and foreign exchange gains or losses. Interest expense primarily relates to interest charges arising from short-term note payable and line of credit.
Operating data
The following table presents certain operating data as of dates indicated:

	September 30,	June 30,	March 31,	December 31,	September 30,
	2007	2007	2007	2006	2006
Total head count	17,090	16,709	15,084	13,729	13,064
Built up seats	9,475	9,358	8,794	8,784	7,787
Used seats	8,131	7,825	7,769	6,698	6,102
Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees and billed to clients. The balance would be termed ‘vacant seats.’ The vacant seats would get converted into used seats when we acquire a new client or increase head count.

Results of Operations
The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	Revenue		Revenue less repair		Revenue		Revenue less repair
			payments				payments
	Three months ended		Three months ended		Six months ended		Six months ended
	September 30,		September 30,		September 30,		September 30,
	2007	2006	2007	2006	2007	2006	2007	2006

Cost of revenue	80.0%	77.8%	67.8%	63.6%	80.1%	75.0%	67.9%	64.6%
Gross profit	20.0%	22.2%	32.2%	36.4%	19.9%	25.0%	32.1%	35.4%
Operating expenses
SG&A	16.3%	13.9%	26.2%	22.8%	14.7%	15.9%	23.7%	22.6%
Amortization of intangible assets	0.4%	0.6%	0.7%	0.9%	0.6%	0.7%	0.9%	1.0%
Impairment of goodwill and intangible assets	13.4%	0.0%	21.6%	0.0%	6.8%	0.0%	10.9%	0.0%

Operating (loss) income	(10.1)%	7.7%	(16.2)%	12.6%	(2.1)%	8.4%	(3.4)%	11.9%
Other income (expense), net	1.9%	(0.1)%	3.1%	(0.2)%	2.2%	(0.1)%	3.5%	(0.2)%
Provision for income taxes	(0.9)%	(0.6)%	(1.5)%	(1.1)%	(0.9)%	(0.6)%	(1.5)%	(0.9)%
Net (loss) income	(9.0)%	7.0%	(14.6)%	11.4%	(0.9)%	7.6%	(1.4)%	10.8%
The following table reconciles revenue less repair payments to revenue and sets forth payments to repair centers and revenue less repair payments as a percentage of revenue:

	Three months ended September 30,				Six months ended September 30,
	2007	2006	2007	2006	2007	2006	2007	2006
	(US dollars in				(US dollars in
	millions)				millions)
Revenue	$115.6	$86.6	100%	100%	$228.1	$139.6	100%	100%
Less: Payments to repair centers	43.9	33.6	38%	39%	86.6	41.1	38%	29%

Revenue less repair payments	71.7	53.0	62%	61%	141.5	98.5	62%	71%

The following table presents our results of operations for the periods indicated:

	Three months ended,		Six months ended,
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	(US dollars in millions)
Revenue	$115.6	$86.6	$228.1	$139.6
Cost of revenue (note 1)	92.5	67.3	182.7	104.8
Gross profit	23.1	19.3	45.4	34.8
Operating expenses
SG&A (note 2)	18.8	12.1	33.5	22.2
Amortization of intangible assets	0.5	0.5	1.3	1.0
Impairment of goodwill and intangible assets	15.5	0.0	15.5	0.0
Operating (loss) income	(11.6)	6.7	(4.9)	11.7
Other income (expense), net	2.2	(0.1)	4.9	(0.2)
Provision for income taxes	(1.1)	(0.6)	(2.1)	(0.9)
Net (loss) income	(10.5)	6.0	(2.0)	10.6

Note 1:	Includes share-based compensation expense of $0.7 million and $1.2 million for the three and six months ended September 30, 2007, respectively, and $0.1 million for each of the three and six months ended September 30, 2006.

Note 2:	Includes share-based compensation expense of $1.2 million and $2.2 million for the three and six months ended September 30 2007, respectively, and $0.8 million and $1.0 million for the three and six months ended September 30, 2006, respectively.
Results for Three months ended September 30, 2007 Compared to Three months ended September 30, 2006
Revenue
Revenue for the three months ended September 30, 2007 was $115.6 million as compared with $86.6 million for the three months ended September 30, 2006, representing an increase of $29.0 million or 33.5%.
WNS Global BPO’s revenue for the three months ended September 30, 2007 was $64.6 million as compared with $46.1 million for the three months ended September 30, 2006, representing an increase of $18.5 million or 40.1%. New clients added since October 1, 2006 contributed $6.8 million of the increase in revenue (including $2.3 million in revenues from new clients as a result of our acquisition of Marketics in May 2007) and existing clients contributed the balance $11.7 million of the increase in revenue for the three months ended September 30, 2007 compared to the three months ended September 30, 2006.
WNS Auto Claims BPO’s revenue for the three months ended September 30, 2007 was $51.0 million as compared with $40.5 million for the three months ended September 30, 2006, representing an increase of $10.5 million or 25.9%. This increase in revenue was primarily on account of higher payment to repair centers of $10.2 million, mainly based on assumption of the role of the principal in dealings with third-party repair centers for accident management services for an existing significant client and an increase in revenue from existing clients. Our acquisition of Flovate in June 2007 also contributed to increased revenues to the extent of $0.6 million.

Revenue Less Repair Payments
Revenue less repair payments for the three months ended September 30, 2007 was $71.7 million as compared with $53.0 million for the three months ended September 30, 2006, representing an increase of $18.7 million or 35.4%.
WNS Global BPO’s revenue less repair payments for the three months ended September 30, 2007 was $64.6 million as compared with $46.1 million for the three months ended September 30, 2006, representing an increase of $18.5 million or 40.1%. New clients added since October 1, 2006 contributed $6.8 million of the increase in revenue (including $2.3 million in revenues from new clients as a result of our acquisition of Marketics in May 2007) and existing clients contributed the balance $11.7 million of the increase in revenue for the three months ended September 30, 2007 compared to the three months ended September 30, 2006.
WNS Auto Claims BPO’s revenue less repair payments for the three months ended September 30, 2007 was $7.1 million as compared with $6.9 million for the three months ended September 30, 2006, representing an increase of $0.2 million or 2.9%. This increase in revenue was primarily on account of additional revenues from existing clients and our acquisition of Flovate in June 2007 which added $0.6 million in revenue less repair payments.
Cost of Revenue
Cost of revenue for the three months ended September 30, 2007 was 80.0% of revenue as compared to 77.8% of revenue for the three months ended September 30, 2006.
Cost of revenue for the three months ended September 30, 2007 was $92.5 million against $67.3 million for the three months ended September 30, 2006, representing an increase of $25.2 million or 37.3%. This increase was primarily on account of an increase in cost of revenues of $16.7 million in the WNS Global BPO segment and of $8.5 million in the WNS Auto Claims BPO segment.
The increase in the cost of revenue in the WNS Global BPO segment was mainly attributable to increases of approximately $11.6 million in employee costs including share-based compensation expense. It was also attributable to an increase of $3.8 million in infrastructure costs on account of increased capacity, $1.1 million in depreciation expenses and $0.2 million in travel expense.
The increase in cost of revenue in the WNS Auto Claims BPO segment was mainly attributable to higher payments of $10.2 million to repair centers, mainly due to the assumption of the role of principal in dealings with third-party repair centers for accident management services for an existing significant client, partially offset by a decrease in employee costs, infrastructure expenses and depreciation.
Gross Profit
Gross profit for the three months ended September 30, 2007 was $23.1 million or 20.0% of revenue, as compared to $19.3 million or 22.2% of revenue, for the three months ended September 30, 2006. The decrease in gross profit as a percentage of revenue was mainly due to the loss of a mortgage services client, higher salary costs, and net adverse impact of exchange rate.
Gross profit as a percentage of revenue less repair payments was 32.2% for the three months ended September 30, 2007 as compared to 36.4% for the three months ended September 30, 2006. The decrease in gross profit as a percentage of revenue less repair payments for the three months ended September 30, 2007 was mainly due to the loss of a mortgage services client, higher salary costs and net adverse exchange rate impact.
SG&A Expenses
SG&A expenses for the three months ended September 30, 2007 were $18.8 million, or 16.3% of revenue, as compared to $12.1 million, or 13.9% of revenue, for the three months ended September 30, 2006.
SG&A expenses for the three months ended September 30, 2007 were $18.8 million, or 26.2% of revenue less repair payments, as compared to $12.1 million, or 22.8% of revenue less repair payments, in the three months ended September 30, 2006.

The increase in SG&A expenses was primarily attributable to the increase of approximately $4.3 million in administrative expenses, $1.5 million for employee related costs on account of an increase in headcount and increments, $0.5 million in professional fees and $0.4 million in travel costs. SG&A expense as a percentage of revenue less repair payments increased to 26.2% for the three months ended September 30, 2007 from 22.8% for the three months ended September 30, 2006 primarily on account of additional bad debt provisions due to the loss of a mortgage services client, higher legal and professional expenses and fringe benefit taxes of employee stock options exercised. SG&A expenses for the three months ended September 30, 2007 and September 30, 2006 included share-based compensation expense of $1.2 million and $0.8 million, respectively.
Amortization of Intangible Assets
Amortization of intangible assets was $0.5 million for the three months ended September 30, 2007, as compared to $0.5 million for the three months ended September 30, 2006. Amortization of intangible assets for the three months ended September 30, 2007 was primarily for intangible assets amounting to $9.0 million acquired through our acquisition of Marketics in May 2007 and intangible assets of $0.7 million acquired through our acquisition of Flovate in June 2007. Amortization of intangible assets for the three months ended September 2006 was primarily for intangible assets amounting to $9.4 million acquired through our acquisition of Trinity Partners in November 2005. Subsequent to the loss of FMFC as a mortgage services client, which we had acquired through our acquisition of Trinity Partners, the value of intangible assets acquired through our acquisition of Trinity Partners was impaired.
Impairment of Goodwill and Intangible Assets
We performed impairment reviews of goodwill and intangible assets when FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in August 2007, following the secondary mortgage market crisis. We had $15.5 million of impairment of goodwill and intangible assets during the three months ended September 30, 2007, consisting of impairment of $9.1 million of goodwill recognized and impairment of $6.4 million of intangible assets acquired in connection with the acquisition of Trinity Partners in November 2005. We had no impairment of goodwill and intangible assets in the three months ended September 30, 2006.
Operating (Loss) Income
Operating loss for the three months ended September 30, 2007 was $11.6 million, or (10.1)% of revenue, as compared to operating income of $6.7 million, or 7.7% of revenue, for the three months ended September 30, 2006. Operating loss was primarily on account of the loss of a mortgage services client and related goodwill and intangible impairment and adverse impact of exchange rate.
Operating loss for the three months ended September 30, 2007 was $11.6 million, or (16.2)% of revenue less repair payments, as compared to operating income $6.7 million, or 12.6% of revenue less repair payments, for the three months ended September 30, 2006. Operating loss was primarily on account of the loss of a mortgage services client and related goodwill and intangible impairment and adverse impact of exchange rate.
Other Income (Expense), Net
Other income for the three months ended September 30, 2007 was $2.2 million as compared to other expense of $0.1 million for the three months ended September 30, 2006.
We recorded a foreign exchange gain of $0.9 million during the three months ended September 30, 2007 compared to a foreign exchange loss of $1.0 million during the three months ended September 30, 2006. This gain on foreign exchange was on account of the forward and options derivative contracts entered into by the Company. In addition, interest income was earned primarily from the IPO proceeds held in short-term money market accounts. Interest income for the three months ended September 30, 2007 was $1.2 million compared to $0.8 million for the three months ended September 30, 2006.

Provision for Income Taxes
Provision for income taxes for the three months ended September 30, 2007 was $1.1 million, an increase of 90.3% from our provision for income taxes of $0.6 million for the three months ended September 30, 2006. The increase is on account of higher profits in our Auto Claims BPO segment resulting in higher tax expense. Profits earned from our Auto Claims BPO segment are generated from our operations in UK while profits earned from our Global BPO segment are primarily generated from our operations in India which are eligible to claim tax exemptions with respect to profits earned from export revenue by various delivery centers that benefit from a tax holiday.
Net (Loss) Income
Net loss for the three months ended September 30, 2007 was $10.5 million as compared to net income of $6.0 million for the three months ended September 30, 2006.
Net loss as a percentage of revenue was (9.0)% for the three months ended September 30, 2007 as compared to net income of 7.0% for the three months ended September 30, 2006.
Net loss as a percentage of revenue less repair payments was (14.6)% for the three months ended September 30, 2007 as compared to net income 11.4% for the three months ended September 30, 2006.
Results for six months ended September 30, 2007 compared to six months ended September 30, 2006
Revenue
Revenue for the six months ended September 30, 2007 was $228.1 million as compared with $139.6 million for the six months ended September 30, 2006, representing an increase of $88.5 million or 63.4%.
WNS Global BPO’s revenue for the six months ended September 30, 2007 was $127.5 million as compared with $86.3 million for the six months ended September 30, 2006, representing an increase of $41.2 million or 47.7%. New clients added since October 1, 2006 contributed $10.3 million of the increase in revenue (including $3.6 million in revenues from new clients as a result of our acquisition of Marketics in May 2007) and existing clients contributed the balance $30.9 million of the increase in revenue for the six months ended September 30, 2007 compared to the six months ended September 30, 2006.
WNS Auto Claims BPO’s revenue for the six months ended September 30, 2007 was $100.6 million as compared with $53.3 million for the six months ended September 30, 2006, representing an increase of $47.3 million or 88.7%. This increase in revenue was primarily on account of higher payment to repair centers of $45.5 million, mainly based on assumption of the role of the principal in dealings with third-party repair centers for accident management services for an existing significant client and an increase in revenue from existing clients. Our acquisition of Flovate in June 2007 also contributed to increased revenues to the extent of $1.0 million.
Revenue Less Repair Payments
Revenue less repair payments for the six months ended September 30, 2007 was $141.5 million as compared with $98.5 million for the six months ended September 30, 2006, representing an increase of $43.0 million or 43.7%.
WNS Global BPO’s revenue less repair payments for the six months ended September 30, 2007 was $127.5 million as compared with $86.3 million for the six months ended September 30, 2006, representing an increase of $41.2 million or 47.7%. New clients added since October 1, 2006 contributed $10.3 million of the increase in revenue (including $3.6 million in revenues from new clients as a result of our acquisition of Marketics in May 2007) and existing clients contributed the balance $30.9 million of the increase in revenue for the six months ended September 30, 2007 compared to the six months ended September 30, 2006.

WNS Auto Claims BPO’s revenue less repair payments for the six months ended September 30, 2007 was $14.0 million as compared with $12.2 million for the six months ended September 30, 2006, representing an increase of $1.8 million or 14.7%. This increase in revenue was primarily on account of additional revenues from existing clients and our acquisition of Flovate in June 2007 which added $1.0 million in revenue.
Cost of Revenue
Cost of revenue for the six months ended September 30, 2007 was 80.1% of revenue as compared to 75.0% of revenue for the six months ended September 30, 2006.
Cost of revenue for the six months ended September 30, 2007 was $182.7 million against $104.8 million for the six months ended September 30, 2006, representing an increase of $77.9 million or 74.4%. This increase was primarily on account of an increase in cost of revenue of $35.4 million in the WNS Global BPO segment and of $42.5 million in the WNS Auto Claims BPO segment.
The increase in the cost of revenue in the WNS Global BPO segment was mainly attributable to increases of approximately $23.6 million in employee costs including share-based compensation expense. It was also attributable to an increase of $7.6 million in infrastructure costs on account of increased capacity, $2.2 million in depreciation expenses and $2.0 million in travel expense.
The increase in cost of revenue in the WNS Auto Claims BPO segment was mainly attributable to higher payments of $45.5 million to repair centers, mainly due to the assumption of the role of principal in dealings with third-party repair centers for accident management services for an existing significant client, partially offset by a decrease in employee costs, depreciation and infrastructure expenses.
Gross Profit
Gross profit for the six months ended September 30, 2007 was $45.4 million, or 19.9% of revenue, as compared to $34.8 million, or 25.0% of revenue, for the six months ended September 30, 2006. This decrease in gross profit as a percentage of revenue was mainly due to the loss of a mortgage services client, higher salary costs, and net adverse impact of exchange rate.
Gross profit as a percentage of revenue less repair payments was 32.1% for the six months ended September 30, 2007 as compared to 35.4% for the six months ended September 30, 2006. The decrease in gross profit as a percentage of revenue less repair payments for the three months ended September 30, 2007 was mainly due to the loss of a mortgage services client, higher salary costs and exchange rate impact.
SG&A Expenses
SG&A expenses for the six months ended September 30, 2007 were $33.5 million, or 14.7% of revenue, as compared to $22.2 million, or 15.9% of revenue for the six months ended September 30, 2006.
SG&A expenses for the six months ended September 30, 2007 were $33.5 million, or 23.7% of revenue less repair payments, as compared to $22.2 million, or 22.6% of revenue less repair payments, for the six months ended September 30, 2006.
The increase of $11.3 million in SG&A expenses was primarily attributable to the increase of approximately $5.6 million in administrative expense, $3.7 million for employee related cost primarily on account of an increase in share based compensation expense, $1.2 million in legal and professional charges and $0.8 million in travel. SG&A expense as a percentage of revenue less repair payments increased to 23.7% for the six months ended September 30, 2007 from 22.6% for the six months ended September 30, 2006 primarily on account of additional bad debt provisions due to the loss of a mortgage services client, higher legal and professional expenses and fringe benefit taxes of employee stock options exercised. SG&A expenses for the six months ended September 30, 2007 and September 30, 2006 included share-based compensation expense of $2.2 million and $1.0 million, respectively.

Amortization of Intangible Assets
Amortization of intangible assets was $1.3 million for the six months ended September 30, 2007, as compared to $1.0 million for the six months ended September 30, 2006. The increase in amortization was primarily on account of intangible assets amounting to $9.0 million acquired through our acquisition of Marketics in May 2007 and intangible assets of $0.7 million acquired through our acquisition of Flovate in June 2007.
Impairment of Goodwill and Intangible Assets
We performed impairment reviews of intangible assets and when FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in August 2007, following the secondary mortgage market crisis. We had $15.5 million of impairment of goodwill and intangible assets during the six months ended September 30, 2007, consisting of impairment of $9.1 million of goodwill recognized and impairment of $6.4 million of intangible assets acquired in connection with the acquisition of Trinity Partners in November 2005. We had no impairment of goodwill and intangible assets in the six months ended September 30, 2006.
Operating (Loss) Income
Operating loss for the six months ended September 30, 2007 was $4.9 million, or (2.1)% of revenue, as compared to operating income $11.7 million, or 8.4% of revenue, for the six months ended September 30, 2006. Operating loss was primarily on account of the loss of a mortgage services client and related goodwill and intangible impairment and adverse impact of exchange rate.
Operating loss for the six months ended September 30, 2007 was $4.9 million, or (3.4)% of revenue less repair payments, as compared to operating income $11.7 million, or 11.9% of revenue less repair payments, for the six months ended September 30, 2006. Operating loss was primarily on account of the loss of a mortgage services client and related goodwill and intangible impairment and adverse impact of exchange rate.
Other Income (Expense), Net
Other income for the six months ended September 30, 2007 was $4.9 million, as compared to other expense of $0.2 million for the six months ended September 30, 2006.
We recorded a foreign exchange gain of $2.2 million during the six months ended September 30, 2007 compared to a foreign exchange loss of $1.1 million during the six months ended September 30, 2006. The gain on foreign exchange was on account of the forward and options derivative contracts entered into by the company.
Increase in interest income was earned from the IPO proceeds held in short-term money market accounts. Interest income for the six months ended September 30, 2007 was $2.5 million compared to $0.9 million for the six months ended September 30, 2006.
Provision for Income Taxes
Provision for income taxes for the six months ended September 30, 2007 was $2.1 million, an increase of 132.3% over our provision for income taxes of $0.9 million for the six months ended September 30, 2006. The increase is on account of higher profits in our Auto Claims BPO segment resulting in higher tax expense. Profits earned from our Auto Claims BPO segment are generated from our operations in the UK while profits earned from our Global BPO segment are primarily generated from our operations in India which are eligible to claim tax exemptions with respect to profits earned from export revenue by various delivery centers that benefit from a tax holiday.

Net (Loss) Income
Net loss for the six months ended September 30, 2007 was $2.0 million as compared to net income of $10.6 million for the six months ended September 30, 2006.
Net loss as a percentage of revenue was (0.9)% for the six months ended September 30, 2007 as compared to net income of 7.6% for the six months ended September 30, 2006.
Net loss as a percentage of revenue less repair payments was (1.4)% for the six months ended September 30, 2007 as compared to net income 10.8% for the six months ended September 30, 2006.
Liquidity and Capital Resources
Historically, our sources of funding have principally been from cash flow from operations supplemented by equity and short-term debt financing as required. Our capital requirements have principally been for the establishment of operations facilities to support our growth and acquisitions.
During the three months ended September 30, 2007 and September 30, 2006, our net (loss) income was $(10.5) million and $6.0 million, respectively, and for the six months ended September 30, 2007 and September 30, 2006, our net (loss) income was $(2.0) million and $10.6 million, respectively.
As of September 30, 2007, we had cash and cash equivalents of $96.6 million. We typically seek to invest our available cash on hand in bank deposits and money market funds. As of September 30, 2006, we had an unused line of credit of Rs.369 million ($9.3 million, based on the exchange rate of Rs.39.75 to $1.00 as at September 30, 2007) from Hong Kong and Shanghai Banking Corporation, Mumbai Branch.
Cash Flows from Operating Activities
Cash flows generated from operating activities were $15.5 million for the six months ended September 30, 2007 as compared with $7.9 million for the six months ended September 30, 2006. The substantial increase in cash flows generated from operating activities for the six months ended September 30, 2007 as compared to the six months ended September 30, 2006 was attributable to an increase of $5.1 million in cash profit and a decrease of $2.5 million in working capital requirement.
Cash Flows from Investing Activities
Cash flows used in investing activities were $35.4 million for the six months ended September 30, 2007 as compared with $17.2 million used for the six months ended September 30, 2006. The increase in cash flow used in investing activities for the six months ended September 30, 2007 as compared with the six months ended September 30, 2006 was primarily on account of a higher acquisition cost of $33.9 million paid towards the acquisition of Marketics and Flovate. This increase in outflow is partially offset by the maturity of bank deposits of $12.0 million, lower capital expenditure of $2.1 million incurred for leasehold improvements, purchase of computers, furniture, fixtures and other office equipment associated with expanding the capacity of our delivery centers’ and net proceeds of $1.6 million received on account of the transfer of the Sri Lanka facility to AVIVA.
Cash Flows from Financing Activities
Cash inflows from financing activities were $2.3 million for the six months ended September 30, 2007 as compared to $82.1 million for the six months ended September 30, 2006. During the six months ended September 30, 2007, the cash inflow was primarily on account of the exercise of stock options of $1.2 million. In accordance with SFAS No.123 (R), we classified excess tax benefits from share based compensation expense of $1.3 million as cash flows from financing activities. The cash inflow was partially offset by additional initial public offering costs of $0.15 million.

During the six months ended September 30, 2006, cash inflow was due to net proceeds of $80.7 million from the initial public offering by the Company in July 2006, proceeds from exercise of options of $0.7 million and classification of excess tax benefits from share based compensation expense of $0.8 million as cash flows from financing activities rather than cash flows from operating activities during the six months ended September 30, 2006.
Our business strategy requires us to continuously expand our delivery capabilities. We expect to incur capital expenditure on setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes. We believe that our anticipated cash generated from operating activities and cash and cash equivalents in hand will be sufficient to meet our estimated capital expenditures needs for fiscal 2008. We may in the future consider making acquisitions which we expect to be able to finance partly or fully from cash generated from operating activities. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may need to obtain further financing. We cannot assure you that additional financing, if needed, will be available on favorable terms or at all.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements or obligations.
Quantitative and Qualitative Disclosures About Market Risk
General
Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.
Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to loss. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.
The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.
Risk Management Procedures
We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies.
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pounds sterling, US dollars and Euros, a significant portion of our expenses for the six months ended September 30, 2007 (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) are incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

Our exchange rate risk primarily arises from our foreign currency-denominated receivables and payables. Based upon our level of operations for the six months ended September 30, 2007, a sensitivity analysis shows that a 5% appreciation in the pound sterling against the US dollar would have increased revenue for the six months ended September 30, 2007 by approximately $8.2 million. Similarly, a 5% depreciation in the Indian rupee against the US dollar would have decreased our expenses incurred and paid in Indian rupee for the six months ended September 30, 2007 by approximately $4.6 million. Based upon our level of operations for the six months ended September 30, 2007, a sensitivity analysis shows that a 5% appreciation in the pound sterling against the US dollar would have increased revenue less repair payments for the six months ended September 30, 2007 by approximately $3.8 million. Similarly, a 5% depreciation in the Indian rupee against the US dollar would have decreased our expenses incurred and paid in Indian rupee for the six months ended September 30, 2007 by approximately $4.6 million.
To protect against exchange gains (losses) on forecasted inter-company revenue, the Company has instituted a foreign currency cash flow hedging program. The Company’s operating entity in India hedges a part of its forecasted inter company revenue denominated in foreign currencies with forward contracts and options.
Interest Rate Risk
We do not carry any interest rate risk as we currently do not have any borrowing.
Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, accounts receivable from related parties, accounts receivables from others and bank deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. Our cash equivalents, bank deposits and restricted cash are invested with banks with high investment grade credit ratings. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily based in Europe and North America. We monitor the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in our financial statements.

Part II — OTHER INFORMATION
Risk Factors
This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.
Since our Report on Form 6-K submitted to the SEC on August 16, 2007, First Magnus Financial Corporation (“FMFC”), a US mortgage services client, has filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners, which we acquired in November 2005 from the First Magnus Group. For fiscal 2007, FMFC accounted for 4.3% and 6.8% of our revenue and our revenue less repair payments, respectively. For the three months ended June 30, 2007 and 2006, FMFC accounted for 3.7% and 6.5% of our revenue, and 6.0% and 7.5% our revenue less repair payments, respectively. We expect the loss of revenue from FMFC to materially reduce our revenue. More generally, the downturn in the mortgage market could result in a further decrease in the demand for our services and adversely affect our results of our operations. See “— Risks Related to Our Business — A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business” and “— Risks Related to Our Business — Our revenue is highly dependent on a few industries and any decrease in demand for outsourced services in these industries could reduce our revenue and seriously harm our business” below.
Risks Related to Our Business
We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.
Since we were founded in April 1996, and especially since Warburg Pincus & Co., or Warburg Pincus, acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 47.4% to $352.3 million in fiscal 2007 from $162.2 million in fiscal 2005. Our revenue less repair payments has grown at a compound annual growth rate of 49.0% to $219.7 million in fiscal 2007 from $99.0 million in fiscal 2005. We have established delivery centers in four locations in India, in Sri Lanka and in the UK. Our employees have increased to 15,084 as of March 31, 2007 from 7,176 as of March 31, 2005. In fiscal 2008, we intend to set up new delivery centers in Pune, Mumbai, Gurgaon and Bucharest. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities.
This rapid growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.
A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. For fiscal 2007 and 2006, our five largest clients accounted for 55.2% and 41.0% of our revenue and 45.7% and 52.8% of our revenue less repair payments. FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners, which we acquired in November 2005 from First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For fiscal 2007, FMFC accounted for 4.3% and 6.8% of our revenue and our revenue less repair payments, respectively. For the three months ended June 30, 2007 and 2006, FMFC accounted for 3.7% and 6.5% of our revenue, and 6.0% and 7.5% our revenue less repair payments, respectively. We expect the loss of revenue from FMFC to materially reduce our revenue.
Our contracts with one of our major clients, AVIVA, provide the client options, exercisable at the client’s election, to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune to this client. On January 1, 2007, AVIVA exercised its call option requiring us to transfer the Sri Lanka facility to AVIVA effective July 2, 2007. We completed the transfer of the Sri Lanka facility to AVIVA with effect from July 2, 2007. For fiscal 2007, 2006 and 2005, the Sri Lanka facility accounted for 1.9%, 3.3% and 1.1% of our revenue, respectively, and 3.0%, 4.5% and 1.7% of our revenue less repair payments, respectively. For the three months ended June 30, 2007 and 2006, the Sri Lanka facility accounted for 1.8% and 2.7% of our revenue, respectively, and 2.8% and 3.1% of our revenue less repair payments, respectively. AVIVA’s call option regarding the Pune facility, if exercised, would require us to transfer the facility at Pune to AVIVA on or after April 1, 2008 whereupon we would lose all our revenue from AVIVA. AVIVA may give us notice to exercise its call option regarding the Pune facility at any time on or after January 1, 2008. We have agreed with AVIVA to cooperate with them in the conduct of their due diligence of the Pune facility and have appointed a transfer manager to facilitate a smooth transfer of the Pune facility. For fiscal 2007, 2006 and 2005, the Pune facility accounted for 5.2%, 6.5% and 5.1% of our revenue, respectively, and 8.3%, 8.8% and 8.4% of our revenue less repair payments, respectively. For the six months ended September 30, 2007 and 2006, Pune facility accounted for 4.7% and 6.1% of our revenue, respectively, and 7.6% and 8.6% of our revenue less repair payments, respectively. See “— We may lose some or all of the revenue generated by one of our major clients.”
In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process outsourcing service provider or return work in-house.
We may lose some or all of the revenue generated by one of our major clients.
Our contracts with one of our five largest clients, AVIVA, to provide business process outsourcing services grant AVIVA the option, exercisable at AVIVA’s election, to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune to this client. On January 1, 2007, AVIVA exercised its call option requiring us to transfer the Sri Lanka facility to AVIVA effective July 2, 2007. We completed the transfer of Sri Lanka facility to AVIVA with effect from July 2, 2007. Effective July 2, 2007, we lost all revenues generated by the Sri Lanka facility and this has negatively impacted our revenues and result of operations. For fiscal 2007, 2006 and 2005, the Sri Lanka facility accounted for 1.9%, 3.3% and 1.1% of our revenue, respectively, and 3.0%, 4.5% and 1.7% of our revenue less repair payments, respectively. For the three months ended June 30, 2007 and 2006, the Sri Lanka facility accounted for 1.8% and 2.7% of our revenue, respectively, and 2.8% and 3.1% of our revenue less repair payments, respectively. If the option to transfer the Pune facility is exercised, we will be required to transfer the AVIVA Pune facility to AVIVA on or after April 1, 2008 and we will lose all revenue from AVIVA. AVIVA may give us notice to exercise its call option regarding the Pune facility at any time on or after January 1, 2007. We have agreed with AVIVA to cooperate with them in conduct of their due diligence of Pune facility and have appointed a transfer manager to facilitate a smooth transfer of the Pune facility. For fiscal 2007, 2006 and 2005, the Pune facility accounted for 5.2%, 6.5% and 5.1% of our revenue, respectively, and 8.3%, 8.8% and 8.4% of our revenue less repair payments, respectively. For the six months ended September 30, 2007 and 2006, the Pune facility accounted for 4.7% and 6.1% of our revenue, respectively, and 7.6% and 8.6% of our revenue less repair payments, respectively. This loss of revenue would have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

We may in the future enter into similar contracts with other clients, in which case we would be subject to risks similar to those described above.
Our revenue is highly dependent on a few industries and any decrease in demand for outsourced services in these industries could reduce our revenue and seriously harm our business.
A substantial portion of our clients are concentrated in the travel industry and the banking, financial services and insurance, or BFSI, industry. In fiscal 2007 and 2006, 22.8% and 33.1% of our revenue and 36.6% and 45.4% of our revenue less repair payments were derived from clients in the travel industry. During the same periods, clients in the BFSI industry contributed 61.8% and 55.6% of our revenue and 38.7% and 39.1% of our revenue less repair payments. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. A downturn in any of our targeted industries, particularly the travel or BFSI industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, following the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group and became one of our major clients. For fiscal 2007, FMFC accounted for 4.3% and 6.8% of our revenue and our revenue less repair payments, respectively. For the three months ended June 30, 2007 and 2006, FMFC accounted for 3.7% and 6.5% of our revenue, and 6.0% and 7.5% our revenue less repair payments, respectively.
Other developments may also lead to a decline in the demand for our services in these industries. For example consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations, financial condition and cash flows.
Our senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.
Our future success substantially depends on the continued service and performance of the members of our senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. In fiscal 2007, our attrition rate for associates (employees who execute business processes for our clients following their completion of a six-month probationary period) was approximately 43% which we believe is broadly in line with our peers in the offshore business process outsourcing industry. There is significant competition in India for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.
In addition, our ability to maintain and renew existing engagements and obtain new businesses will depend in large part, on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin.
Salaries and related benefits of our operations staff and other employees in India are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, because of rapid economic growth in India, increased demand for business process outsourcing to India and increased competition for skilled employees in India, wages for comparably skilled employees in India are increasing at a faster rate than in the US and Europe, which may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.
Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. For example, our clients in the travel industry experience seasonal changes in their operations in connection with the year-end holiday season and the school year, as well as episodic factors such as adverse weather conditions or strikes by pilots or air traffic controllers. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, health scares (such as severe acute respiratory syndrome, or SARS, and avian influenza, or bird flu) and terrorist attacks. Furthermore some of our contracts do not commit our clients to providing us with a specific volume of business.
In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients makes it difficult to predict the timing of new client engagements. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.
Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.
The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts representing 10.2% of our revenue and 16.4% of our revenue less repair payments from our clients in fiscal 2007 will expire on or before March 31, 2008. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.
Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.
If our clients agree to provide us with a specified volume and scale of business or to provide us with business for a specified minimum duration, we may, in return, agree to include certain provisions in our contracts with such clients which provide for downward revision of our prices under certain circumstances. For example, certain client contracts provide that if during the term of the contract, we were to offer similar services to any other client on terms and conditions more favorable than those provided in the contract, we would be obliged to offer equally favorable terms and conditions to the client. This may result in lower revenue and profits under these contracts. Certain other contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract.
Some of our client contracts provide that during the term of the contract and under specified circumstances, we may not provide similar services to their competitors. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months; we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.
Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue. Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.
We enter into long-term contracts with our clients, and our failure to estimate the resources and time required for our contracts may negatively affect our profitability.
The terms of our client contracts typically range from three to five years. In many of our contracts we commit to long-term pricing with our clients and therefore bear the risk of cost overruns, completion delays and wage inflation in connection with these contracts. If we fail to estimate accurately the resources and time required for a contract, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our revenue and profitability may be negatively affected.
Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.
Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain engagement revenue, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency.
We have incurred losses in the past and have a limited operating history. We may not be profitable in the future and may not be able to secure additional business.
We have incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. In future periods, we expect our selling, general and administrative expenses to continue to increase. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses.
In addition, the offshore business process outsourcing industry is a relatively new industry, and we have a limited operating history. We started our business by offering business process outsourcing services as part of British Airways in 1996. In fiscal 2003, we enhanced our focus on providing business process outsourcing services to third parties. As such, we have only focused on servicing third-party clients for a limited time. We may not be able to secure additional business or retain current business with third-parties or add third-party clients in the future.
If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims, and as a result, our profits may be substantially reduced.
Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.
Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in India, Sri Lanka and the UK, our international technology hubs in the US and the UK and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.
Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. To the extent that our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have commercial general liability insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through a breach of our computer systems, through our employees or otherwise.
We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. We seek to implement measures to protect sensitive and confidential client data and have not experienced any material breach of confidentiality to date. However, if any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our data centers could have a negative impact on our reputation which would harm our business.
Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.
Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.
The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.
We have operations in India, Sri Lanka and the UK and we service clients across Europe, North America and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in India, Sri Lanka, Mauritius, the US and the UK, with operations expected to commence in Romania soon. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:
•	significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated);

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.
The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Trinity Partners Inc., or Trinity Partners, in November 2005, Marketics in May 2007, and Flovate in June 2007. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale on reasonable terms, have access to the capital required to finance potential acquisitions or be able to consummate any acquisition. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations and any acquisition we do complete may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions could have a material adverse effect on our operating results. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities and may present difficulties in financing the acquisition on attractive terms. Acquisitions also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our facilities are at risk of damage by natural disasters.
Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have commercial liability insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.
Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.
In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.
A variety of US federal and state legislation has been proposed that, if enacted, could restrict or discourage US companies from outsourcing their services to companies outside the US. For example, legislation has been proposed that would require offshore providers of services requiring direct interaction with clients’ customers to identify to clients’ customers where the offshore provider is located. Because some of our clients are located in the US, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing could adversely impact our ability to do business with US clients and have a material and adverse effect on our business, results of operations, financial condition and cash flows. In addition, it is possible that legislation could be adopted that would restrict US private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. This would affect our ability to attract or retain clients that have such contracts.
Recent legislation introduced in the UK provides that if a company transfers or outsources its business or a part of its business to a transferee or a service provider, the employees who were employed in such business are entitled to become employed by the transferee or service provider on the same terms and conditions as they had been employed before. The dismissal of such employees as a result of such transfer of business is deemed unfair dismissal and entitles the employee to compensation. As a result, we may become liable for redundancy payments to the employees of our clients in the UK who outsource business to us. We believe this legislation will not affect our existing contracts with clients in the UK. However, we may be liable under any service level agreements we may enter into in the future pursuant to existing master services agreements with our UK clients. In addition, this legislation may have an adverse effect on potential business from clients in the UK.
We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.
The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including to diversify geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process outsourcing and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.
Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.
Our failure to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our share price.
Section 404 of the Sarbanes-Oxley Act of 2002 requires management’s annual review and evaluation of our internal controls over financial reporting, and an attestation of the effectiveness of these controls by our independent registered public accountants beginning with our fiscal year ending on March 31, 2008. We are in the process of evaluating and testing our internal financial reporting controls in anticipation of our compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and have not yet completed this process. We have formed internal evaluation committees and engaged consultants to assist us in such compliance. If we do not implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could harm our business or investors’ confidence in our company and could cause our share price to fall.

Our controlling shareholder, Warburg Pincus, is able to control or significantly influence our corporate actions.
Warburg Pincus beneficially owns more than 50% of our shares. As a result of its ownership position, Warburg Pincus has the ability to control or significantly influence matters requiring shareholder and board approval including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes in control of our company and sales of all or substantially all of our assets. These actions may be taken even if they are opposed by the other shareholders.
We have certain anti-takeover provisions in our articles of association that may discourage a change in control.
Our articles of association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include:
•	a classified board of directors with staggered three-year terms; and

•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our board of directors to increase the number of outstanding shares and prevent or delay a takeover attempt.
These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.
It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.
We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global Services (Private) Limited, or WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.
Risks Related to India
A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. Various factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. The government of India may decide to introduce the reservation policy. According to this policy, all companies operating in the private sector in India, including our subsidiaries in India, would be required to reserve a certain percentage of jobs for the economically underprivileged population in the relevant state where such companies are incorporated. If this policy is introduced, our ability to hire employees of our choice may be restricted. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, government of India policies (including taxation policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, on the value of our ADSs and on your investment in our ADSs.
If the government of India reduces or withdraws tax benefits and other incentives it currently provides to companies within our industry or if the same are not available for any other reason, our financial condition could be negatively affected.
Under the Indian Finance Act, 2000, except for one delivery center located in Mumbai, all our delivery centers in India benefit from a ten-year holiday from Indian corporate income taxes. As a result, our service operations, including any businesses we acquire, have been subject to relatively low Indian tax liabilities. We incurred minimal income tax expense on our Indian operations in fiscal 2007 as a result of the tax holiday, compared to approximately $8.7 million that we would have incurred if the tax holiday had not been available for that period.
The Indian Finance Act, 2000, phases out the tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. The tax holiday enjoyed by our delivery centers in India expires in stages, on April 1, 2008 for one of our delivery centers located in Nashik, and on April 1, 2009 for our delivery centers located in Mumbai, Pune, Nashik and Gurgaon. When our Indian tax holiday expires or terminates, or if the government of India withdraws or reduces the benefits of the Indian tax holiday, our Indian tax expense will materially increase and this increase will have a material impact on our results of operations. In the absence of a tax holiday, income derived from India would be taxed up to a maximum of the then existing annual tax rate which, as of March 31, 2007, was 33.66%.
In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the minimum alternate tax, or MAT, at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million with effect from April 1, 2007. As a result of this amendment to the tax regulations, we will be subject to MAT and be required to pay additional taxes commencing fiscal 2008. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions.
In addition, in May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and restricted share units, or RSUs, granted to employees. The fringe benefit tax is payable by the employer at the rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. The new legislation permits the employer to recover the fringe benefit tax from the employees. However, we may decide in the future not to recover, or we may be unsuccessful in recovering, the fringe benefit tax from our employees, which may cause our overall expense to increase, possibly materially, and impact our cash flows.
In 2005, the government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated special economic zones, or SEZs, may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent 10 years, subject to the satisfaction of certain conditions. However, the Ministry of Finance in India has expressed concern about the potential loss of tax revenues as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits of the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZs.

US and Indian transfer pricing regulations require that any international transaction involving associated enterprises be at an arm’s-length price. We consider the transactions among our subsidiaries and us to be on arm’s-length pricing terms. If, however, the applicable income tax authorities review any of our tax returns and determine that the transfer prices we have applied are not appropriate, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.
Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and adversely affecting our business, results of operations, financial condition and cash flows.
Terrorist attacks and other acts of violence or war involving India or its neighboring countries, may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In recent years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.
Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US, which could have a material adverse effect on future revenue.
The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to recent terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites, or if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations.
Although substantially all of our revenue is denominated in pound sterling or US dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees. We report our financial results in US dollars and our results of operations would be adversely affected if the Indian rupee appreciates against the US dollar or the pound sterling depreciates against the US dollar.
The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The average Indian rupee/US dollar exchange rate was approximately Rs. 45.12 per $1.00 (based on the noon buying rate) in fiscal 2007, which represented a depreciation of the Indian rupee of 2.17% as compared with the average exchange rate of approximately Rs. 44.17 per $1.00 (based on the noon buying rate) in fiscal 2006, which in turn represented an appreciation of the Indian rupee of 1.55% as compared with the average exchange rate of approximately Rs. 44.86 per $1.00 (based on the noon buying rate) in fiscal 2005. The average pound sterling/US dollar exchange rate was approximately £0.53 per $1.00 (based on the noon buying rate) in fiscal 2007, which represented an appreciation of the pound sterling of 5.63% as compared with the average exchange rate of approximately £0.56 per $1.00 (based on the noon buying rate) in fiscal 2006, which in turn represented a depreciation of the pound sterling of 3.35% as compared with the average exchange rate of approximately £0.54 per $1.00 (based on the noon buying rate) in fiscal 2005. The average Indian rupee/US dollar exchange rate was approximately Rs. 40.72 per $1.00 (based on the noon buying rate) for the six months period ended September 30, 2007, which represented an appreciation of the Indian rupee of 9.8% as compared with the average exchange rate of approximately Rs. 45.12 per $1.00 (based on the noon buying rate) in fiscal 2007. The average pound sterling/US dollar exchange rate was approximately £0.50 per $1.00 (based on the noon buying rate) for the six months period ended September 30, 2007, which represented an appreciation of the pound sterling of 5.6% as compared with the average exchange rate of approximately £0.53 per $1.00 (based on the noon buying rate) in fiscal 2007. Our results of operations may be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling depreciates against the US dollar. We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.
If more stringent labor laws become applicable to us, our profitability may be adversely affected.
India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process outsourcing industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.
An outbreak of an infectious disease or any other serious public health concerns in Asia or elsewhere could cause our business to suffer.
The outbreak of an infectious disease in Asia or elsewhere could have a negative impact on the economies, financial markets and business activities in the countries in which our end markets are located and could thereby have a material adverse effect on our business. The outbreak of SARS in 2003 in Asia and the outbreak of the avian influenza, or bird flu, across Asia and Europe, including the recent outbreak in India, have adversely affected a number of countries and companies. Although we have not been adversely impacted by these recent outbreaks, we can give no assurance that a future outbreak of an infectious disease among humans or animals will not have a material adverse effect on our business.
Risks Related to our ADSs
Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.
Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities. As of May 31, 2007, we had 41,895,246 ordinary shares outstanding, including 18,703,765 shares represented by 18,703,765 ADSs. In addition, as of May 31, 2007, there were options and RSUs outstanding under our 2002 Stock Incentive Plan and our 2006 Incentive Award Plan to purchase a total of 3,200,130 ordinary shares or ADSs. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may be sold in the United States if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.
The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process outsourcing;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs; and

•	loss of one or more significant clients.
In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
Holders of ADSs may be restricted in their ability to exercise voting rights.
At our request, the depositary of the ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted. As a foreign private issuer, we are not subject to the Commission’s proxy rules which regulate the form and content of solicitations by US based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.
We may be classified as a passive foreign investment company for our taxable year ended March 31, 2007, which could result in adverse United States federal income tax consequences to US Holders.
The application of the “passive foreign investment company,” or PFIC, rules to us in respect of our taxable year ended March 31, 2007 is uncertain. A non-US corporation will be considered a PFIC for any taxable year if either (1) under the PFIC income test, at least 75% of its gross income is passive income or (2) under the PFIC asset test, at least 50% of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income for such taxable year. However, the application of the PFIC asset test to a corporation that is a “controlled foreign corporation,” or a CFC (as defined under the United States federal income tax law), for its taxable year in which it becomes a publicly traded corporation after its first quarter is not clear. Because we were a CFC for our taxable year ended on March 31, 2007, the application of the PFIC asset test to us for our taxable year ended March 31, 2007 is uncertain. Under the least favorable interpretation of the PFIC asset test, there is risk that we may be treated as a PFIC in respect of our taxable year ended March 31, 2007.
Under more favorable interpretations of the PFIC assets test, we believe that we would not be treated as a PFIC for our taxable year ended March 31, 2007. It may be reasonable for US Holders to apply a more favorable interpretation of this test for purposes of determining and reporting the US federal income tax consequences of their investment in the ADSs or ordinary shares, although these holders should consult their own tax advisers regarding the reasonableness of this position. The following are US Holders for US federal income tax purposes:
•	a citizen of resident of the US;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the US, any state therof or the District of Columbia;

•	an estate whose income is subject to US federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the US and the control of one or more US persons or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.
US Holders also should note that the United States Internal Revenue Service could seek to apply the least favorable interpretation.
If we are treated as a PFIC for any taxable year during which a US Holder owns an ADS or an ordinary share, adverse US federal income tax consequences could apply to that holder. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or ordinary shares and the availability and advisability of any elections.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited
Date: November 15, 2007	By:	/s/ Zubin Dubash
Name: Zubin Dubash
Title : Chief Financial Officer